Filed by Signature Group Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Signature Group Holdings, Inc.

Institutional Shareholder Services Recommends Stockholders Vote FOR Signature Group

Holdings, Inc. Reincorporation

SHERMAN OAKS, California, December 9, 2013 – Signature Group Holdings, Inc. (OTCQX: SGGH) today announced that Institutional Shareholder Services (“ISS”), a leading independent proxy voting and corporate governance advisory firm, recommends stockholders vote “FOR” Signature’s proposal to reincorporate from Nevada to Delaware at a special meeting of stockholders on December 30, 2013. ISS’s report emphasizes that the reincorporation to Delaware will improve stockholders’ rights.

ISS summarized its recommendation as follows: “A vote FOR this proposal is warranted given that the reincorporation would ultimately be beneficial to shareholders’ rights.”

Signature Chief Executive Officer, Craig Bouchard said: “We are committed to ‘best in breed’ corporate practices, and Delaware is recognized as the state most attractive to the investors of large public corporations. We sincerely appreciate the ISS recognition that our reincorporation into a Delaware holding company is good for stockholders.” Bouchard added, “The progress our management team has made this year, including filing a $300 million shelf registration statement, preparing to redeem the 9% Notes on December 30, exiting legacy special situations investments, and reducing corporate overhead has positioned us to grow. In the last six months we have exited nearly all of our legacy special situations investments as well as some assets in discontinued operations. I am pleased to report that we are now out of the distressed debt business. Our attention is focused on growing our industrial supply business organically, while increasing the scale of the Company through material industrial and commercial acquisitions.”

Signature has previously announced a special meeting of stockholders to vote on the reincorporation proposal to be held on December 30, 2013 at 10:00 a.m., at the offices of Crowell & Moring LLP, 515 South Flower St., 40th Floor, Los Angeles CA 90071 (the “Special Meeting”). Signature and its subsidiary SGH Holdco, Inc. filed definitive proxy materials with the Securities and Exchange Commission (“SEC”) on November 27, 2013 in connection with the Special Meeting. STOCKHOLDERS ARE URGED TO READ THESE PROXY MATERIALS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REINCORPORATION. STOCKHOLDERS HAVE ACCESS TO FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC THROUGH THE SEC WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE FROM SIGNATURE BY CALLING THE CONTACT LISTED AT THE END OF THIS RELEASE.

About Signature Group Holdings, Inc.

Signature is a public company seeking to invest its capital in large, well-managed and consistently profitable businesses concentrated primarily in the United States industrial and commercial marketplace. The company has significant capital resources and federal net operating loss tax carryforwards of approximately $887.3 million. For more information about Signature, please visit its corporate website at www.signaturegroupholdings.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements, which are based on current expectations, estimates, and projections about the Company’s business and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Company undertakes no obligation to publicly revise or update any forward-looking statements for any reason. These statements include, but are not limited to, statements about the Company’s expansion and business strategies and anticipated growth opportunities and the amount of fundraising necessary to achieve it. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference include, but are not limited to, the demand for Industrial Supply’s products; the Company’s ability to successfully identify, consummate and integrate the acquisitions of other businesses; the Company’s ability to open warehouses in additional geographic regions; changes in business or other market conditions; the difficulty of keeping expense growth at modest levels while increasing revenues; the Company’s ability to successfully defend against current and new litigation matters as well as demands by investment banks for defense, indemnity, and contribution; failure to obtain shareholder approval of the proposed reincorporation; obtaining the expected benefits of the proposed reincorporation; and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings, including, but not limited to, the Definitive Proxy Statement for the Special Meeting, the most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Contact

Signature Group Holdings, Inc.

Jeff Crusinberry, SVP and Treasurer

(805) 435-1255

invrel@signaturegroupholdings.com

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